July 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rancher Energy Corp.
Registration Statement on Form S-1
Filed March 6, 2007
File No. 333-141086

Dear Ms. Moncada-Terry:

On behalf of Rancher Energy Corporation (the “We” or the “Company”), this letter responds to the Staff’s comments (i) one through six in the Staff’s letter dated March 19, 2007 concerning our Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 6, 2007, (ii) seven through 26 and 37 through 38 concerning our Form 10-Q for the quarterly period ended December 31, 2006 filed with the Commission on February 14, 2007, and (iii) 27 through 36 concerning our Form 8-K/A filed with the Commission on March 6, 2007. This letter also responds to comment seven concerning revision to the S-1 to conform to changes made to the aforementioned Form 10-Q and 8-K. The responses below are numbered to correspond with the comments in the Staff’s March 19, 2007 letter.

Since filing the Registration Statement and receiving the Staff's comment letter, we have had several communications with the Staff and have  filed with the Commission a Form 10-Q/A (Amendment No. 1) for the quarterly period ended December 31, 2006 (the “Amended 10-Q”) on June 29, 2007, and a Form 8-K/A (Amendment No. 2) to report the acquisitions of the Cole Creek South and South Glenrock B Fields, and the Big Muddy Field (the “Amended 8-K”) on July 2, 2007. Also, we have filed with the Commission a Form 10-K (the “Form 10-K”) for the fiscal year ended March 31, 2007. Pursuant to Regulation S-X, Article 3-12, the Registration Statement has been updated to include our audited financial statements. Much of the information included in the Form 10-K has also been reflected in our Form S-1, Registration Statement (Amendment No. 1) (the “Amended Registration Statement”) filed contemporaneously herewith.

Ms. Carmen Moncada-Terry
July 19, 2007

Form S-1 filed March 6, 2007

General

1.	The number of securities being registered as disclosed in the fee table does not coincide with the number of shares offered as identified on the cover page. Please reconcile.

Response: We have revised the cover page and the fee table in the Amended Registration Statement to respond to this comment. Due to the delays in obtaining effectiveness of the registration statement, we have made penalty payments in the shares of our common stock to investors in our private offering and have included these additional shares in the fee table and on the cover page.

2.
Please file as an exhibit a legality opinion prior to effectiveness. We note that the exhibit list does not identify the legality opinion as a document that you intend to file with your next amendment. We may have additional comments.

Response: We have filed the legality opinion with the Amended Registration Statement as Exhibit 5, and we have revised the Exhibit List and Exhibit Index accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

3.
We note that you identify certain statements as "forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995." As a penny stock issuer, you cannot rely on the safe harbor for forward looking statement under the PSLRA. Please revise your disclosure accordingly.

Response: We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Amended Registration Statement by deleting the reference to the Private Securities Litigation Reform Act of 1995 on page 33.

Security Ownership of Certain Beneficial Owners and Management, page 41

4.	Please identify the natural persons with the power to vote and dispose of the securities held by the entities identified under this caption.

Response: We have revised the beneficial ownership table in the Amended Registration Statement on pages 51-56 to respond to this comment.

Selling Stockholders, page 47

5.
Please expand the table to identify the natural persons with the power to vote and dispose of the securities being offered for resale. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.

Ms. Carmen Moncada-Terry
July 19, 2007

Response: We have revised the selling stockholder table and the accompanying footnotes in the Amended Registration Statement to respond to this comment on pages 64-73.

6.
Identify all selling stockholders who are registered broker-dealers. Unless you can confirm to us that such selling stockholders received the securities as compensation for investment banking services, please identify them as underwriters. Identify all selling stockholders who are affiliates of registered broker-dealers. Please identify such selling stockholders as underwriters, unless you can confirm to us that the selling stockholders (1) purchased the securities in the ordinary course of business, and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: We have revised the selling stockholder table and the accompanying footnotes in the Amended Registration Statement to respond to this comment on pages 64-73.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

General

7.	As necessary, revise the Form S-1 to conform to changes made to Forms 10-Q and 8-K in response to the following comments.

Response: We have revised the Amended Registration Statement (as indicated in this letter below) to conform to the changes reflected in the Amended Form 10-Q and the Amended Form 8-K in response to the comments below.

Balance Sheets, page 3

8.
Tell us how you considered the provisions of SFAS 7 and the related disclosure requirements of a development stage company, and whether the Registrant will meet this requirement for its fiscal year ended March 31, 2007. The word “development” has a very specific meaning for registrants in the oil and gas industry.

Response: SFAS 7 Paragraph 8 addresses Guidelines for Identifying a Development Stage Enterprise and states that “an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a.	Planned principal operations have not commenced.

Ms. Carmen Moncada-Terry
July 19, 2007

b.	Planned principal operations have commenced, but there has been no significant revenue therefrom.”

As disclosed in Note 2 of the Financial Statements in both the Form 10-Q and the Amended Form 10-Q for the quarterly period ended December 31, 2006, we completed our first acquisition of producing oil & gas properties on December 22, 2006. We reported only 10 days of oil sales for the quarter. Previous to December 2006 we had no sales. Therefore, we considered ourselves to be a development stage enterprise at December 31, 2006 pursuant to the provisions of SFAS 7, Paragraph 8. Accordingly, we disclosed the inception to date information required in SFAS 7 Paragraph 11 in our financial statements.

Paragraph 9 of SFAS 7 further states: “A development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant and equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”

As of March 31, 2007, we had raised over $89 million through the private placement of our common stock and warrants to purchase shares of our common stock. In December 2006 and January 2007 we completed the acquisition of three oil producing properties in the Powder River Basin that are CO2 tertiary recovery candidates: the Cole Creek South Field, the South Glenrock B Field, and the Big Muddy Field. In December 2006, we entered into a CO2 supply agreement with the Anadarko Petroleum Corporation for the supply to the Company of man-made CO2 to be used for enhanced oil recovery in the three fields. Currently, we are in the process of planning the construction of a pipeline to transport CO2 to our three Powder River Basin fields, and for construction of facilities to allow us to implement tertiary recovery in our fields.

Because we have obtained a substantial amount of financing, have purchased producing oil & gas properties, have entered into a CO2 supply agreement, and have a full quarter of oil & gas producing activities as of March 31, 2007, we believe that we are no longer a development stage enterprise under the provisions of SFAS 7 for our fiscal year ended March 31, 2007, as stated in Note 1 to the Notes to Financial Statements in our Form 10-K for the fiscal year ended March 31, 2007.

Notwithstanding that the word “development” has a very specific meaning in the oil & gas industry, Paragraph 27 of SFAS 7 states that “new companies still in the exploratory and development stage in the oil and gas industry are no different than companies in a similar stage in other industries and probably should not be afforded any special treatment.”

Ms. Carmen Moncada-Terry
July 19, 2007

Notes to Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Share-Based Payment, page 9

9.
You disclose that for CEO options granted, the stock price at the valuation date was calculated using an estimated price based on the unit price at that date. Tell us why this methodology was used given that the Registrant's stock had an observable market price on the date of the grant, and identify the specific accounting standard that allow this methodology. It is unclear why you have used a value reflecting the combination of options and warrants to account for the issuance of options only. Also, tell us how this policy impacted the compensation disclosures provided throughout this footnote. We may have further comment.

Response: SFAS 123(R), Implementation Guidance A7 states that:

“Fair value is defined in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, as follows:

The amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

Guidance A7 further states that:

“The above definition refers explicitly only to assets and liabilities, but the concept of value in a current exchange embodied in it applies equally to the equity instruments subject to this Statement. Observable market prices of identical or similar45 equity or liability instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement of equity and liability instruments awarded in a share-based payment transaction with employees.

45 Determining whether an equity or liability instrument is similar is a matter of judgment, based on an analysis of the terms of the instrument and other relevant facts and circumstances.”

SFAS 123(R), Implementation Guidance A8 states that:

“If observable market prices of identical or similar equity or liability instruments of the entity are not available,46 the fair value of equity and liability instruments awarded to employees shall be estimated by using a valuation technique that (a) is applied in a manner consistent with the fair value measurement objective and the other requirements of this Statement, (b) is based on established principles of financial economic theory47 and generally applied in that field (paragraph A13), and (c) reflects all substantive characteristics of the instrument (except for those explicitly excluded by this Statement, such as vesting conditions and reload features).”

Ms. Carmen Moncada-Terry
July 19, 2007

Rancher Energy was formed on February 4, 2004 as Metalex Resources, Inc. Initially we intended to pursue a business strategy of exploration for and mining of gold mineral deposits. On April 19, 2006 we announced that we had changed our name and business direction to that of an oil & gas exploration and production company. At that point, we were a startup company. Concurrent with this change in business direction we entered into an employment agreement with the newly-appointed CEO on May 15, 2006, under which the CEO was granted options. In order to determine the value of the CEO's options, in August 2006 we commissioned a valuation report from an outside independent valuation firm. The valuation report also was furnished to our auditors who considered the report as part of their audit of the financial statements.

As concluded in the validation report, and in our judgment, the market price of the Company’s common stock on the date of the grant was well above the fair market value of the Company.

In reviewing stock trading in the time period before and after May 15, 2006, the report noted that there was a lack of an active and freely trading market for the Company’s stock, evidenced by lack of adequate trading volume and a limited number of shareholders. For example, on May 15, 2006, when the options were granted to the CEO, there were 28,500,000 shares of the Company’s common stock outstanding with a closing price of $1.45 and only 10,000 shares traded. For the quarter ending June 30, 2006, total trading volume was only 601,925 shares. In that quarter, there was zero trading volume on 34 of the 63 days the market was open, and only three days had over 50,000 shares traded.

The book value of stockholders' equity at March 31, 2006 was $0.0016 per share. As of June 30, 2006 that value had changed to $0.013 per share. The paid-in capital associated with the 28.5 million shares was $0.02 per share March 31, 2006.

The market capitalization based on the May 15, 2006 closing price of the Company’s common stock was $41.3 million. At that time, the Company had no oil & gas properties, very little cash, and no debt. The Company had not yet generated any revenue and had no immediate prospects of generating any significant revenue without the acquisition and development of future oil & gas properties which, at May 15, 2006, was dependent upon identifying and closing finance transactions. At this date, the Company held approximately $30,900 of unencumbered cash and was in need of financing in order to have any hope of pursuing its stated business plans for oil & gas exploration and production. The Company had not yet acquired oil & gas properties and had no near-term prospects for substantial oil & gas revenues. The Company also had little expense history and the requisite data for developing reasonable cash flow or net income forecasts were not available. Also, at May 15, 2006, the only member of the Company’s management team was the CEO. At that point in time, the CEO believed that additional management personnel would be necessary to continue development of the Company within its business plan. Based on the developmental stage of the Company and the large number of financial and operating risks associated with further development of the Company’s new business strategy, the report concluded that the capitalization represented by the market price of the common stock was not an economically rational valuation. Accordingly, the report placed very little weight on the per share trading prices recorded on the OTC Bulletin Board in reaching its valuation conclusion.

Ms. Carmen Moncada-Terry
July 19, 2007

Instead, the valuation report relied on independent transactions in Company common stock, a series of private placements of equity with independent third parties, as the value most reflective of the market value of the Company’s common stock. In June and July 2006, the Company sold Units consisting of one share of common stock and one detachable warrant to purchase one share of common stock for $0.50 per Unit in a series of private placement transactions, resulting in the issuance of an additional 3,856,905 common shares with an infusion of approximately $1,928,500 of equity capital. This offering continued into October 2006, and a total of 18.1 million shares of common stock (and 18.1 million warrants) were sold. Because these transactions involved independent investors purchasing significant ownership interests in the Company subsequent to its announced change in business strategy, and shortly after the May 15, 2006 employment of the CEO, the indication of value of these transactions was relevant to the analysis. In the report's opinion, the valuation from the Unit transactions was more indicative of the value of Rancher Energy at May 15, 2006 than public trades in the stock. The report noted that nothing else of significance had occurred from May 15, 2006 to July 2006 that would justify an assumption of incremental value to the Company.

Because the independent transactions involved the sale of Units, one share of common stock and one warrant, the report used the Black-Scholes model to allocate the $0.50 per Unit price between the common share and the warrant. From this analysis, the value of one common share was utilized in the valuation of the CEO common stock options. We have revised Note 1 of Notes to the Financial Statements in the Amended Form 10-Q to clarify this. Comparable disclosures have been reflected in the Form 10-K and the Amended Registration Statement on pages F-11 and F-21 to F-25.

The assumptions used in the valuation of the CEO’s options using the Black-Scholes model were:

•	Expected term: 1 year

•	Volatilty: 87.0%

•	Risk-free interest rate: 5.22%

The above assumptions resulted in a value of the stock options granted to the CEO of $0.4235 per share, or a total of $1,694,000 for the 4,000,000 options. Terms of the option agreement provide for the immediate vesting of 25% of the options, and quarterly vesting of the remaining 75% for three years. Compensation expense, attributable to the CEO's options, was $105,875, $635,250 and $741,125 for the three and nine months ended December 31, 2006, and for the year ended March 31, 2007, respectively.

Ms. Carmen Moncada-Terry
July 19, 2007

Stock Options for the Nine Months Ended December 31 , 2006. page 10

10.
We note your CEO was granted 4,000,000 options with a strike price of $0.00001 per share. Provide a schedule showing how this grant and the other grant of 2,325,000 shares relates to your disclosures of 2006 stock compensation expense of $1,020,739, unrecognized compensation cost of $3,224,421 and the weighted average prices in the option table.

Response: We are supplementally providing a schedule, attached hereto as Exhibit A, showing how the grant of 4,000,000 options to the CEO and the other grants of 2,325,000 shares relate to our stock-based compensation expense for the nine months ended December 31, 2006 of $1,020,739, unrecognized compensation cost of $3,647,921 (as amended) and the weighted average prices in the option table. To reflect additional disclosures for the CEO options and the employee options, exclusive of the CEO options, we have revised Note 1 of Notes to the Financial Statements in the Amended 10-Q, and have included them in Note 1 (page F-11) and in Note 7 (pages F-21 to F-25) in the Notes to the Financial Statements in the Amended Registration Statement and the Form 10-K.

11.
We note the disclosure that on December 21, 2006, all option holders agreed to be precluded from exercising any options until the Company increases its authorized shares of common stock. This agreement appears to be a modification of the original stock options' terms by extending the expected life of the option. Tell us how this modification impacted your assumptions and resulting valuation of the options for measuring compensation expense.

Response: The agreement did not impact our assumptions and resulting valuation of the options for measuring compensation expense.

The agreement did not extend the expected life of the options granted under the 2006 Incentive Stock Plan (the “2006 Stock Plan”). When calculating compensation expense under the provisions of FAS 123(R), the Company assumed the expected life of the options granted pursuant to the 2006 Stock Plan to be 5 years, the maximum term of the options.

Even if the agreement was regarded as extending the life of the options granted to the CEO, because the exercise price related to the CEO options is $.00001, a change in the expected life of the options makes a negligible difference to the amount of compensation expense calculated. In addition, there was no change in the fair value of the equity instruments used in the valuation of the CEO’s options immediately before and after the agreement.

Ms. Carmen Moncada-Terry
July 19, 2007

12.
Provide all the disclosures required for share-based payments required by Statement of Financial Accounting Standards (SFAS) 123(R), paragraphs 64, A240 and A241. In particular, disclose the weighted-average grant-date fair value of options granted.

Response: We have revised our disclosure in Note 1 of the Financial Statements in the Amended 10-Q on pages 10 to 12 and in the Amended Registration Statement and Form 10-K on pages F-21 to F-25 , to include the requirements of SFAS 123R, paragraphs 64, A240 and A241.

Note 5 - Sale of Common Stock and Warrants, page 14

13.
Due to the number of issuances throughout the year, it would be helpful to provide a table summarizing all warrants outstanding as of December 31, 2006, which includes exercise prices and expiration dates.

Response: We have provided a table summarizing all warrants outstanding as of December 31, 2006, including exercise and expiration dates, in Note 5 of the Financial Statements in the Amended 10-Q and as of March 31, 2007 in the Amended Registration Statement and Form 10-K on page F-18.

Warrant Modification, page 14

14.
We note the unit holder letter agreement waiving temporarily the ability to exercise the warrants issued in the unit offerings. Tell us why such agreement is sufficient to avoid liability recognition under Emerging Issue Task Force Issue (EITF) 00-19. Specifically address whether this agreement is legally binding and transferable, such that future holders of the warrants would also be subject to the agreement. We may have further comment.

Response: EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” addresses whether or not we had control of the outcome of events and actions necessary to deliver the common shares were the unit holders to exercise their warrants. If we are deemed to have had control, we may treat the warrants as equity. If we are not deemed to have had control, we are required to treat the warrants as a liability.

Paragraph 19 of EITF 00-19 deems a company to have control “if the company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding” and provides the following:

Ms. Carmen Moncada-Terry
July 19, 2007

“If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own common stock 5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. 6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

5 For purposes of this calculation, if a contract permits both (a) net-share and (b) physical settlement by delivery of shares at the company’s option (both alternatives would permit equity classification if the other conditions are met), the alternative that results in the lesser number of maximum shares should be included in this calculation. If a contract is classified as either an asset or a liability because the counterparty has the option to require settlement of the contract in cash, then the maximum number of shares that the counterparty could require to be delivered upon settlement of the contract (whether physical or net share) should be assumed for purposes of this calculation.

6 See footnote 5.

As reflected in the Company’s report on Form 10-Q and Amended 10-Q for the quarterly period ended December 31, 2006, there were 95,045,090 shares of common stock issued and outstanding. Pursuant to the letter agreement entered into between us and the holders of certain units representing 14,198,905 shares of common stock and 14,198,905 shares of common stock underlying warrants (the “Unit Holder Letter Agreements”), these shareholders waived their ability to exercise their warrants until we increased our authorized shares and also agreed to modify their registration rights. The Unit Holder Letter Agreement was filed as Exhibit 10.1 for the Current Report on Form 8-K filed with the SEC on December 18, 2006. Certain of these warrant holders totaling warrants to acquire 4,941,500 shares of common stock did not waive their right to exercise their warrants. Should all of those warrant holders have exercised their warrants, total common stock outstanding would have been 99,986,590. Such amount was less than the Company’s 100,000,000 authorized shares.

Ms. Carmen Moncada-Terry
July 19, 2007

The remaining Regulation S warrant holders, all of the Private Placement warrant holders, and all option holders waived their right to exercise subject to the Company’s increase in the number of authorized shares. Approval of that increase was obtained by the Company through shareholder vote on March 30, 2007.

The Company also issued warrants to acquire 250,000 shares of the Company’s common stock in connection with the acquisition of the Cole Creek South and South Glenrock B fields. Those warrants are first exercisable on June 22, 2007 and, consequently, had no impact on the determination as to whether or not share settlement was controlled by the Company.

At December 31, 2006, we had not yet requested or received shareholder approval to increase the number of authorized and un-issued shares necessary to deliver common shares to the unit holders should they exercise their warrants. However, the ability to get shareholder approval was within our control because, as discussed below, we had contractual agreements from the holders of 59,368,440 shares of our common stock (representing 62.5%) to vote in favor of the proposal to increase our authorized common shares. In order for the proposal to be approved, a vote by the holders of a majority of the issued and outstanding shares of common stock (or 47,522,548 shares) was required. The shares under contractual agreement to vote in favor of approval were more than sufficient to obtain approval. We therefore, had control of the outcome and were not required to recognize a liability. On March 30, 2007, our shareholders did in fact approve an increase in the authorized shares of our common stock.

As part of the private placement that we conducted in December 2006 and January 2007 (the “Private Placement”), the investors, who purchased shares of common stock in the Private Placement, contractually agreed to vote in favor of the proposal to increase our authorized shares of common stock pursuant to Section 4(q) of the Securities Purchase Agreement dated December 21, 2006 (the “Securities Purchase Agreement”) that would be voted upon at the special meeting of shareholders following the Private Placement. The Securities Purchase Agreement was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 27, 2006. These investors at the time held 45,940,510 shares of common stock. In conjunction with the Private Placement, we also entered into a Voting Agreement with the holders of 13,427,930 shares of common stock. The Voting Agreement was filed as Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on December 27, 2006.

Ms. Carmen Moncada-Terry
July 19, 2007

Therefore, based on the above, the permanent equity treatment afforded the warrants in the Company’s quarterly report on Form 10-Q and Amended Form 10-Q for the nine months ended December 31, 2006, is appropriate. Comparable treatment has been reflected in the Form 10-K, the unaudited financial statements included in the Registration Statement and the audited financial statements included in the Amended Registration Statement..

The Unit Holder Letter Agreements are legally binding contracts because the elements comprising an enforceable contractual agreement, namely offer, acceptance and consideration (as further described below in the response to Comment 19), are present in this situation and, additionally, the parties intended to enter into a legally binding agreement or bargained-for exchange. The Unit Holder Letter Agreements are transferable and pursuant to the terms of the agreements inure to the benefit of each respective party’s successors and assigns. Thus, the Company would be able to enforce the Unit Holder Letter Agreement against an assignee or transferee of a warrant contemplated by the agreement and such assignee or transferee would be bound by the terms of the agreement.

15.	Tell us what the impact of the un-exercisable warrants would be in your financial statements should you be unable to obtain shareholder approval to increase your authorized shares.

Response: As described in the immediately preceding response, shareholders representing the required majority of the then issued and outstanding shares of the Company’s common stock were contractually obligated to vote in favor of an increase in the Company’s authorized shares of common stock. On March 30, 2007, at the special meeting of the shareholders, the Company’s shareholders did in fact vote to increase the Company’s authorized common stock. Thus, there would be no impact on the Company’s financial statements because shareholder approval was assured based upon the contractual obligations described above.

16.	Tell us how you considered the fact that obtaining shareholder approval to increase the number of authorized shares is outside your control, in your analysis under EITF 00-19.

Response: As discussed above, shareholders representing the required majority of the then issued and outstanding shares of the Company’s common stock were contractually obligated to vote in favor of an increase in the Company’s authorized shares of common stock. On March 30, 2007, at the special meeting of the shareholders, the Company’s shareholders did in fact vote to increase the Company’s authorized common stock. Accordingly, the Company did not consider the obtaining of shareholder approval to increase its authorized shares outside of its control.

17.	Tell us if you are at any point obligated to net cash settle the warrants outstanding.

Ms. Carmen Moncada-Terry
July 19, 2007

Response: The Company is not, at any time, obligated to net cash settle the warrants issued pursuant to the unit purchase agreement related to the 19,140,405 warrants with an initial exercise price of $0.75 which are outstanding. Pursuant to that agreement, we agreed to file a registration statement registering the shares comprising the units, warrants, and shares of common stock underlying the warrants, within 90 days from the date of the agreement. However, there is no obligation by the Company to have such registration statement declared effective and as such pursuant to EITF 00-19 there is no liability created concerning the foregoing.

18.	We note the disclosure that the warrant modification extended the exercise price of $0.75 through the second year. Tell us what agreement filed contains this provision.

Response: The Company agreed to modify the warrants to extend the exercise price of $0.75 through year two via an email and letter notification, a copy of which is attached to this response letter as Exhibit B. The modification was consideration for the shareholders agreeing not to exercise their right to acquire shares of common stock.

19.
In addition, please tell us what consideration was given to other warrant holders and option holders in exchange for signing the agreement precluding exercise of the securities until the number of authorized shares is increased.

Response: The warrant holders who purchased their warrants during the Private Placement and certain of the option holders were aware that they would not be able to exercise their securities until the number of authorized shares was increased at the time that they purchased the warrants or were granted the options.

Concerning the warrant holders who executed the Unit Holder Letter Agreement, and the option holders who executed the option holder letter agreement, in exchange for the waiving of their ability to exercise their applicable security (and the modifications to their registration rights, in the case of the warrant holders), each applicable security holder received the benefit resulting from the Private Placement; specifically, the Company receiving additional funding to enable it to purchase the oil & gas properties and pursue its business plan. Additionally, the warrant holders received the consideration of having the exercise price of their warrants remain at $0.75 during the second year of the exercise period of those warrants instead of increasing to $1.00 during the second year pursuant to the original terms of the applicable warrants. The waivers additionally served as an inducement to the Private Placement investors to invest in the Company. Without obtaining the foregoing waivers of applicable security holders, the completion of the Private Placement and purchase of the oil & gas properties would have been jeopardized.

Ms. Carmen Moncada-Terry
July 19, 2007

Registration Payments and Other Arrangements, page 15

20.	We note you have not recorded a liability under the registration rights agreement. Provide all the disclosures required by Staff Position EITF 00-19-2, paragraph 12 for this arrangement.

Response: Paragraph 12 of EITF 00-19-2 provides disclosure requirements as follows:

a.
The nature of the registration payment arrangement, including the approximate term of the arrangement, the financial instrument(s) subject to the arrangement, and the events or circumstances that would require the issuer to transfer consideration under the arrangement;

b.	Any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives;
c.
The maximum potential amount of consideration, undiscounted, that the issuer could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued). If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed.

d.
The current carrying amount of the liability representing the issuer’s obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

We have revised Note 5 of Notes to the Financial Statements in the Amended 10-Q to reflect the additional disclosures required by Staff Position EITF 00-19-2, paragraph 12. Comparable disclosures have been reflected in Note 6 of Notes to the Financial Statements included in the Form 10-K and the Amended Registration Statement on pages F-11 and F-19 to F-20.

As disclosed in Note 5, at the time of filing of our Form 10-Q, we did not believe that the transfer of consideration was probable and, therefore, did not record a contingent liability for these arrangements. Based on the status of the registration review process, we recorded a contingent liability for these arrangements in our Form 10-K. The amount was determined based on our evaluation of the information that we had at that time.

21.
We note you disclose that the table “does not purport to be a complete description” and is qualified by reference to the certain exhibits outside the financial statements and related footnotes. Also, you state other capitalized terms not otherwise defined shall have the meanings as set forth in other documents. In the disclosures to your annual report as of March 31, 2006 to be filed on Form 10-K, we would expect these disclosures to include a complete, self-contained description of your equity agreements.

Ms. Carmen Moncada-Terry
July 19, 2007

Response: We have included a complete, self-contained description of our equity agreements on pages F-19 to F-20 in the Amended Registration Statement and Form 10-K.

22.
We note the securities purchase agreement provides for the Registrant to pay the investors 2% of the purchase price monthly after 120 days of the closing date until stockholder approval for an increase in authorized shares is obtained. Your disclosure does not indicate whether the penalty payments are subject to a cap amount. Therefore, it appears this provision may require liability treatment for net cash settlement under EITF 00-19, paragraph 12. As this provision is not within the scope of Staff Position EITF 00-19-2, provide your analysis of this provision under EITF 00-19 and the conclusions you reached as to the accounting treatment.

Response: The Securities Purchase Agreement does not provide for a cap on the amount of penalty payments that would occur if we were unable to obtain approval by the shareholders to increase the number of authorized shares. However, EITF 00-19 addresses whether or not we had control of the outcome of events and actions necessary to cause an increase to the number of authorized shares to be approved by the stockholders. As discussed in our response to Comment 14 above, the ability to get shareholder approval was within our control because we had contractual agreements from the holders of 59,368,440 shares of our common stock (representing 62.5%) to vote in favor of the proposal to increase our authorized common shares. In order for the proposal to be approved, a majority vote of the issued and outstanding common stock was required. The shares under contractual agreement to vote in favor of approval were more than sufficient to obtain approval. We, therefore, had control of the outcome and were not required to recognize a liability. On March 30, 2007, our shareholders did in fact approve an increase in the authorized shares of our common stock.

23.	Please identify the location of this provision in the agreements signed by option holders and holders of warrants issued from June 2006 through October 2006.

Response: The agreements signed by option holders and holders of warrants issued from June 2006 through October 2006 do not contain a provision similar to one addressed in Comment 22.

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources. page 22

24.
Provide a discussion summarizing the nature, amount and terms of your outstanding warrants and options as of the latest balance sheet date to enable a reader to assess material changes in your financial condition and known uncertainties that are reasonably likely to affect your liquidity in a material way. Refer to Regulation S-K Item 303(b) and Financial Reporting Codification 501.02.

Ms. Carmen Moncada-Terry
July 19, 2007

Response: We have revised the Liquidity and Capital Resources disclosures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Amended 10-Q and the Amended Registration Statement on pages 41-44, as requested. Comparable disclosures have been reflected in the Form 10-K.

Controls and Procedures, page 25

25.	Provide a disclosure of any changes in the Registrant’s internal control over financial reporting as required by Regulation S-K Item 308(c).

Response: We have revised the Amended 10-Q on page 27, to include the following language:

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 31.1 and 31.2

26.
We note that paragraph four and five of the certification required by Exchange Act Rule 13a-14(a) does not refer to the Registrant's other certifying officer. Please file an amendment to the Form 10-Q that includes the entire periodic report and a new, corrected certification required by Regulation S-K item 601(b)(31).

Response: The first sentence in paragraphs 4 and 5 of Exhibits 31.1 and 31.2 to the Amended 10-Q were revised by changing “I” to “The registrant’s other certifying officer and I”.

Form 8-K/A filed March 6, 2007

Financial Statements and Exhibits, page 3

27.
We note that, although you had some oil and gas properties at September 30, 2006, such properties were not producing, and one property had been impaired. Therefore, the producing properties acquired in December 2006 appear to meet the definition of a predecessor under Regulation C, Rule 405 as they represent substantially all your operations on a going forward basis. Please amend your Form 8-K/A to include the full financial statements as required by Regulation S-X, Rules 3-01 through 3-04 for each of the South Cole Creek and South Glenrock properties. Your pro forma financial statements should also be revised to include the full financial statement information for the periods required by Regulation S-X Rule 3-05.

Ms. Carmen Moncada-Terry
July 19, 2007

Response: We have filed an Amended 8-K to include the full financial statements of the predecessor for the period from January 1, 2006 through December 21, 2006, the year ended December 31, 2005, and for the period from September 1, 2004 through December 31, 2004, as required by Regulation S-X, Rules 3-01 through 3-04 for the South Cole Creek and South Glenrock properties. As discussed with the Staff, the financial statements for the period from January 1, 2004 through August 31, 2004 include only revenues and direct operating expenses, as the oil and gas properties were owned by a pre-predecessor. The pro forma financial information has been revised to include the full financial statement information for the periods required by Regulation S-X Rule 3-05.

Independent Auditor’s Report, page 4

28.
Please ensure the audit opinion covering the predecessor statements of the South Cole Creek and South Glenrock properties states the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Response: The revised financial statements include audit opinions that state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

29.
The predecessor statements of the South Cole Creek and South Glenrock properties should be filed as supplementary financial statements in your next annual report as of March 31, 2007 on Form 10-K as required by Regulation S-X, Rules 3-01 through 3-04.

Response: We have included the predecessor statements of the South Cole Creek and South Glenrock properties as supplementary financial statements in our Form 10-K filed on June 29, 2007.

Pro forma financial information

Unaudited Pro Forma Financial Statements, page 15

30.	Disclose the revenues and income for the interim periods that were excluded in the pro forma statements of income. Refer to Regulation S-X, Article 11-02(c)(3) for further guidance.

Response: We have filed an Amended 8-K and an Amended Registration Statement, as appropriate, to disclose the revenues and income for the interim periods that were excluded in the pro forma statements of operations.

Ms. Carmen Moncada-Terry
July 19, 2007

31.
We note the pro forma statements of operations are based on currently available information. To the extent you are awaiting additional information necessary for the measurement of a contingency, disclose the following:

the fact that purchase price allocation is preliminary,
the nature of the contingency,
the reasons why the allocation is preliminary,
when the allocation is expected to be finalized, and
any other information available to allow a reader to understand the magnitude of any potential accrual or range or reasonably possible loss.

Response: We have filed an Amended 8-K and an Amended Registration Statement, as appropriate, to disclose the above additional information to reflect that we are waiting to finalize the preliminary purchase price allocation. In addition, we have revised the pro forma information in the Amended Registration Statement on page to reflect the preceding disclosure.

Unaudited Pro Forma Condensed Statement of Operations_ pages 18 and 19

32.	Add a line for income tax expense and a pro forma footnote to explain why income tax expense does not equal the statutory rate.

Response: We have filed an Amended 8-K to add a line for income tax expense and a pro forma footnote to explain how income tax expense differs from the statutory rate. In addition, we have revised the pro forma information in the Amended Registration Statement on pages 28 through 32 to reflect the preceding disclosure for the Unaudited Pro Forma Condensed Statement of Operations for the year ended March 31, 2007.

Notes to Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2006, page 20

33.
Revise adjustments (d) and (e) to include a schedule of the purchase price and the preliminary purchase price allocation. Disclose any significant liabilities and tangible or intangible assets likely to be recognized and uncertainties regarding the effects of amortization periods assigned to those assets.

Response: We have filed an Amended Form 8-K to revise adjustments (d) and (e) to include a schedule of the purchase price and the preliminary purchase price allocation. We have also disclosed any significant liabilities and tangible or intangible assets likely to be recognized and uncertainties regarding the effects of amortization periods assigned to those assets.

Ms. Carmen Moncada-Terry
July 19, 2007

Unaudited Pro Forma Condensed Statement of Operations for the Six Months Ended September 30, 2006 and for the Year Ended March 31. 2006, page 20

34.	Revise adjustment (h) to disclose that the weighted average shares outstanding were increased as of the beginning of the period presented.

Response: We have filed an Amended Form 8-K to revise the referenced adjustment, which is now adjustment (i), to disclose that the weighted average shares outstanding were increased as of the beginning of the period presented. In addition, comparable disclosures have been reflected in the Form 10-K and the Amended Registration Statement on page 32 to reflect the preceding disclosure.

35.	Disclose the amount of anti-dilutive securities excluded from the diluted weighted average shares outstanding.

Response: We have filed an Amended Form 8-K to disclose the amount of anti-dilutive securities excluded from the diluted weighted average shares outstanding. In addition, we have revised the pro forma information in the Amended Registration Statement on page 32 to reflect the preceding disclosure.

36.
Provide pro forma reserve quantities and standardized measure information in accordance with SFAS 69 for the most recently completed fiscal year. Refer to Question 7 of SAB Topic 2D for further guidance.

Response: We have filed an Amended Form 8-K to provide pro forma reserve quantities and standardized measure information in accordance with SFAS 69 for the most recently completed fiscal year, in accordance with Question 7 of SAB Topic 2D.

Engineering Comments

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Notes to Financial Statements, page 9

Property Acquisitions, page 11

Carbon Dioxide Product Sale and Purchase Control, page 12

37.
You state that you have agreed to pay $1.50 per thousand cubic feet adjusted to the price of Wyoming sweet oil and agreed to convey to Anadarko an overriding royalty interest that increases over time, not to exceed 5% for the CO2. Tell us how this compares to the market price for CO2 in the same area. We may have further comments.

Ms. Carmen Moncada-Terry
July 19, 2007

Response: There is not an established public or private market price for CO2 in Wyoming.  At the time we entered into the agreement to acquire the man-made CO2 from Anadarko, we were not aware, and are currently not aware, of any public or private information regarding CO2 prices for that region.  With respect to the market price for CO2 in other regions, we are aware that, based on our management’s previous experience and interviews with sellers, the cost of man-made CO2 ranged from $1.20 per thousand cubic feet and upward at a time when the market prices for oil were much lower than they were at the time that we entered into the agreement with Anadarko.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

38.
With regards to the 12 mile CO2 pipeline that you need to construct, please expand your disclosure to discuss the estimated cost of that pipeline, the source of the funds and the timing for building it.

Response: We have revised the Management’s Discussion and Analysis of the Amended 10-Q on page 22, the Amended Registration Statement on page 17, and have included the disclosure on page 4 of the Form 10-K as requested.

We are providing the Staff with marked copies of the Amended Registration Statement to expedite review. Thank you for your courtesies in promptly reviewing this amendment.

Very truly yours,

/s/ John Works
John Works
President & Chief Executive Officer

Exhibit A

Table to Provide SEC Re: Comment 10 of Letter Dated March 19, 2007
Rancher Energy
12/31/06 10-Q Note 1
Share Based Compensation

			Number of Shares	Weighted Price	Weighted Term	Total Intrinsic Value
Shares, 4/1/2006			-	-	-	-
Granted	Works (CEO)	4,000,000				
	Casazza	750,000				
	Wise	75,000				
	Dobitz	1,500,000				
			6,325,000	0.73	3.35	
Exercised (CEO)			(1,000,000)	0.00001	2.75	
Outstanding, 12/31/2006						
	Works (CEO)	3,000,000				
	Casazza	750,000				
	Wise	75,000				
	Dobitz	1,500,000				
			5,325,000	0.86	3.51	
Exercisable 12/31/2006						
	Works (CEO)	500,000				
	Casazza	187,500				
			687,500	0.48	3.11	

	Exercise price		Term		Intrisnsic val. 12/31/2006, Market at 3.38/share	
0.00001	40	2.50	10,000,000			
1.75	1,312,500	4.75	3,562,500			
1.75	131,250	4.75	356,250			
2.1	3,150,000	4.8333	7,250,000			
Total value	4,593,790	Life	21,168,750			
Shares	6,325,000		6,325,000			
Wtd price/share	0.73	Wtd Term/share	3.35			
0.00001	30	2.50	7,500,000	3.37999	10,139,970	
1.75	1,312,500	4.75	3,562,500	1.63	1,222,500	
1.75	131,250	4.75	356,250	1.63	122,250	
2.10	3,150,000	4.83	7,250,000	1.28	1,920,000	
Total value	4,593,780		18,668,750		13,404,720	Outstanding
Shares	5,325,000		5,325,000			
Wtd price/share	0.86	Wtd Term/share	3.51			
0.00001	5	2.50	1,250,000	3.37999	1,689,995	
1.75	328,125	4.75	890,625	1.63	305,625	
Total value	328,130		2,140,625		1,995,620	Exercisable
Shares	687,500		687,500			
Wtd price/share	0.48	Wtd Term/share	3.11			

			Awarded 1st quarter	Awarded 3rd quarter
Compensation for 9 months ended 12/31/2006				
	Works (CEO)	635,250	635,250	
	Casazza	264,983		264,983
	Wise	7,066		7,066
	Dobitz	113,440		113,440
		1,020,740		
Unrecognized Compensation 9 months ended 12/31/2006				
	Works (CEO)	1,058,750	1,058,750	
	Casazza	582,963		582,963
	Wise	77,728		77,728
	Dobitz	1,928,480		1,928,480
		3,647,921		
Total recog & Unrecog Comp		4,668,661	1,694,000	2,974,661

Corrected in Amendment -

Works exercised	1,000,000	2.5	2,500,000	
Works exercisable	500,000	2.50	1,250,000	
Casazza exercisable	187,500	4.75	890,625	
	1,687,500		4,640,625	
			2.75	vested weighted avg remaining contrl life

30 mos	31,762,500	
33 mos	19,237,789	
33 mos	2,565,039	
34 mos	65,568,312	
	119,133,639	
	33	
	2.72	Period over which unrecognized comp is expected to amortized
	Say 2.75	

The Compensation recognized in the half year ended 9/30/2006 was computed as follows:

Works, initial vesting	423,500.00
	105,875.00
	529,375.00
Rounding	(375.00)
	529,000.00

The Compensation recognized for the three months ended December 31, 2006 is as follows:

Works (CEO)	105,875.00
Casazza	264,983.32
Wise	7,066.22
Dobitz	113,439.98
	491,364.52

Fair value of shares vested

Fair Value of Vested Shares

Casazza	211,987
Works (CEO)	635,250
	847,237

187,500	Immediately vested shares
1,000,000	Exercised
500,000	Exercisable
1,500,000	
0.4235	Wtd aver
635,250	Total works fair valute vested

1.75*187500	328,125	andy
.00001*1,500,00(	15	john w (CEO)
	328,140	
	0.194510966	weighted avg exercise price vested share

1,020,740	Recognized value
3,647,921	Unrecognized value
4,668,661	Total value
6,325,000	Options granted
0.74	Weighted value per option share

Wtd-average grant-date fair value of equity options

Exhibit B

RANCHER ENERGY CORP

13 December 2006

To all Regulation S Shareholders

Re: Rancher Energy Corp.

Please note that all existing Regulation S shareholders will have the ability to exercise their warrants to purchase the underlying shares of the Company's stock during Year 2 at the same price these warrants are currently exercisable during Year 1, namely $0.75. The Company has decided to take this action in consideration of your consent not to require the Company to register your Regulation S shares or the shares underlying your warrants pending the successful registration of the shares of the new $1.50 shareholders. We very much appreciate your support of the Company's continued finance and acquisition efforts.

Sincerely,

John Works
President & CEO

Address 999-18th Street, Suite 1740, Denver, Colorado 80202 USA • Phone +1.303.629.1122
Fax +1.720.904.5698 • Email--johnworks@rancherenergy.com • Web--www.rancherenergy.com